Filed by AT&T Corp.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                    under the Securities Exchange Act of 1934
                           Subject Company: AT&T Corp.
                          Commission File No. 001-01105

                     On May 29, 2002, AT&T distributed the
                             following information:

As I See It
Mike Armstrong
May 29, 2002






We passed another important restructuring milestone recently when we filed a proxy statement with the Securities and Exchange Commission to allow a shareowner vote on the proposed AT&T/Comcast merger.


If it's approved, the merger will achieve two important goals.  First, it will give AT&T shareowners majority ownership of the world's largest broadband

services company.   Second, it will put AT&T itself on firmer financial footing at a time when many of our competitors are struggling under heavy debt loads.


"Proxies," or ballots, will be arriving in the mailboxes of all AT&T shareowners in the days ahead. By returning their proxies, shareowners tell the

board how they want their votes cast.   Preliminary results of the voting will

be announced July 10 at the annual shareowners meeting in Charleston, South

Carolina.


The board is asking shareowners -- including those of you who own shares of our

company - to approve the merger.   But for that to happen, shareowners must

approve two separate proposals:  one for the merger itself, and one for

altering the governance structure of the proposed new company.   Unless both

are approved, the merger won't go forward.


When we announced restructuring back in October, 2000, we said we would reorganize AT&T's assets to make them more focused and flexible, closer to our

customers, and free to grow.   It's taken a huge effort by many of you to get

us to this point.   Now the coming together of AT&T Broadband and Comcast will create one of the world's leading communications, media, and entertainment companies.

AT&T/Comcast will provide advanced broadband services such as high definition

television, video on demand, and expanded Internet services.   And it will

offer local telephone service over its own facilities to more than one million customers.


The merger will also improve the balance sheet of our Business and Consumer units, the businesses that will continue to be traded under the "T" symbol.


Huge amounts of outstanding debt have played havoc with many of our competitors

in recent months.   Some have been forced into bankruptcy.   Yet AT&T remains

financially healthy.   A major reason is because we've reduced our outstanding

net debt by nearly $22 billion since the end of 2000.


If the AT&T/Comcast merger goes through, it will cut T's remaining debt by

almost half.   AT&T will be a powerful global communications company with a strong balance sheet, even after the $35 billion we invested to transform it from a long-distance carrier to a communications and information services company.


Both the Business and Consumer businesses have made solid progress over the

past year.   For the first time, services other than long distance made up more

than half of our revenue from business customers.   And our data and IP

businesses continued to grow despite a weak economy.   AT&T Consumer now

provides local services to more than a million homes in four states.   And the

AT&T Unlimited calling plan gives us the ability to compete successfully by leveraging our unique relationship with 50 million long-distance consumer customers.


AT&T is your company.   You have a right to be proud of it.   And you have an

obligation to take part in it.   If you receive a proxy ballot in the coming

days, vote your shares by telephone, over the Internet, or by mail.

Regardless of how you do it, make sure that your vote counts.

*       *       *
2